SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission File Number: 000-00795

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BADGER PAPER MILLS, INC.
200 West Front Street
Peshtigo, Wisconsin 54157

REQUIRED INFORMATION

        The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

BADGER PAPER MILLS, INC. PROFIT SHARING PLAN AND TRUST
FOR NON-UNION EMPLOYEES

December 31, 2004 and 2003

CONTENTS

Page
Report Of Independent Registered Public Accounting Firm	1
Financial Statements
Statements Of Net Assets Available For Benefits	2
Statements Of Changes In Net Assets Available For Benefits	3
Notes To Financial Statements	4
Supplementary Information
Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Plan Administrator and Participants
Badger Paper Mills, Inc.

We have audited the accompanying statements of net assets available for benefits of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Appleton, Wisconsin
April 28, 2005

Badger Paper Mills, Inc.
Profit Sharing Plan And Trust For Non-Union Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2004	2003
Cash and cash equivalents	$938	$--
Investments, at fair value
Common trust funds	1,637,673	1,660,352
Mutual funds	7,525,736	6,827,038
Common stock	9,829	11,358

	9,173,238	8,498,748
Employer contributions receivable	189,229	208,590
Accrued income	2	--

Total Assets	9,363,407	8,707,338
LIABILITIES
Miscellaneous payable	24,030	--

Total liabilities	24,030	--

NET ASSETS AVAILABLE FOR BENEFITS	$9,339,377	$8,707,338

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc.
Profit Sharing Plan And Trust For Non-Union Employees

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,

	2004	2003
Additions to net assets available for benefits:
Investment income:
Interest income and dividends	$80,058	$86,136
Net appreciation in fair value of investments	809,487	1,511,368

	889,545	1,597,504
Contributions:
Employee contributions	261,166	264,988
Employer contributions	189,229	212,430

	450,395	477,418

Total additions	1,339,940	2,074,922
Deductions from net assets available for benefits:
Benefits paid to participants	698,920	403,347
Trust and other fees	10,584	13,282

Total deductions	709,504	416,629

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	630,436	1,658,293
Net assets available for benefits at beginning of year	8,707,338	7,009,039
Transfer from Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees	1,603	40,006

Net assets available for benefits at end of year	$9,339,377	$8,707,338

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — PLAN DESCRIPTION

The following brief description of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

1. General

The Plan is a defined contribution plan that covers substantially all non-union employees of Badger Paper Mills, Inc. (the “Company”) who have attained the age of 18. Full time employees who have completed at least two months of service with the Company are eligible to make 401(k) contributions. Part-time employees are eligible to make 401(k) contributions after completing 1,000 hours of service. Employees are eligible to receive an allocation of the Company’s contribution after completing at least 1,000 hours of service during the year and they generally must be employed at year-end. The allocation is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

2. Contributions

The Company may make discretionary contributions to the plan each year. For the plan year ended December 31, 2004 and 2003, the Company contributed to the plan $189,229 and $212,430, respectively.

The Company also contributes to the Plan the amount elected by each participant under the Plan’s cash or deferred arrangement. A cash or deferred arrangement plan, as authorized by Section 401(k) of the Internal Revenue Code (“IRC”), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

3. Vesting

Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE A — PLAN DESCRIPTION — Continued

Vesting in the Company’s profit sharing contribution is in accordance with the following graduated vesting schedule:

Years of service	Nonforfeitable percentage
Less than 1	0%
1	33
2	66
3 or more	100

Upon death, disability or attainment of age 59-1/2, participants are automatically 100% vested regardless of years of service.

4. Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s profit sharing contribution, Plan earnings and forfeitures of terminated participants’ nonvested accounts and charged with an allocation of administrative expenses. The participants share in the Company’s contributions and forfeitures on the basis of allocated shares. Shares are determined through a formula based upon each participant’s earnings and number of years of service with the Company. Plan earnings and administrative expenses are allocated based on account balances.

5. Investment Options

Upon enrollment in the Plan, a participant may direct investments consisting of his or her employee contributions and employer contributions plus actual earnings thereon in 1% increments in any of the investment options offered by the Plan.

Participants may change their investment options daily.

6. Benefits

On termination of service due to death, disability or following attainment of age 59-1/2, the participant or beneficiary is entitled to receive the full value of the participant’s account. Upon a participant’s termination from employment with the Company for any other reason, the participant is entitled to the vested balance in his or her account.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE A — PLAN DESCRIPTION — Continued

The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is a lump sum payment or direct rollover.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Use of Estimates

In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis.

3. Valuation of Investments

The Plan’s investments are held by Wells Fargo Bank, N.A. (the “Trustee”). Plan investments are stated at market value as reported by the Plan Trustee.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds’ net assets, stated at fair market value on the last business day of the year.

4. Payment of Benefits

Benefits are recorded when paid.

NOTE C — INVESTMENTS

The following schedule presents the investments held by the Trustee in each fund at December 31, 2004 and 2003. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2004	2003
Common Trust Funds:
Wells Fargo Stable Return Fund *	$1,432,023	$1,476,651
Other	205,650	183,701
Mutual Funds:
Wells Fargo Growth Balanced Fund *	2,841,714	2,584,152
Wells Fargo Growth Equity Fund *	832,453	886,021
Wells Fargo Diversified Equity Fund *	1,135,678	1,090,458
Wells Fargo Large Company Growth Fund	451,229	652,240
Janus Overseas Fund *	730,239	542,453
Wells Fargo Small Cap Fund *	1,216,465	848,342
Other	317,958	223,372
Common Stock	9,829	11,358

	$9,173,238	$8,498,748

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE C – INVESTMENTS — Continued

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2004	2003
Common trust funds	$88,416	$108,937
Mutual funds	723,220	1,410,978
Common stock	(2,149)	(8,547)

	$809,487	$1,511,368

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE D — ADMINISTRATIVE EXPENSES

All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the IRC and ERISA. Participants will become fully vested upon termination of the Plan.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE F — INCOME TAX STATUS

The Plan has adopted Wells Fargo Prototype Plan and the Prototype Plan obtained a determination letter dated August 30, 2001, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). Since receiving the determination letter, the Plan has been amended. However, the Plan administrator and the Plan’s tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE G — RELATED-PARTY TRANSACTIONS

Certain plan investments are managed by Wells Fargo Bank. Wells Fargo Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2004 and 2003, the Plan has an investment in the Company’s common stock. The fair market value of this investment is $9,829 and $11,358, respectively.

SUPPLEMENTARY INFORMATION

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Non-Union Employees

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS HELD AT END OF YEAR

Employer ID #39-0143840 – Plan #002

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Wells Fargo Bank, N.A.	Stable Return Fund	$1,432,023
		S&P 500 Collective Fund	205,650
*	Wells Fargo Bank, N.A.	Growth Balanced Fund	2,841,714
		Growth Equity Fund	832,453
		Large Company Growth Fund	451,229
		Strategic Income Fund	110,252
		Diversified Equity Fund	1,135,678
		Small Cap Fund	1,216,465
	Janus	Overseas Fund	730,239
	MSIF Trust	Mid Cap Growth Portfolio Fund	207,706
*	Badger Paper Mills, Inc.	Common Stock	9,829

			$9,173,238

* Indicates party-in-interest investment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Badger Paper Mills, Inc., the plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BADGER PAPER MILLS, INC. PROFIT
SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES
Date: June 29, 2005
By: /s/ Paul M. Bouthilet
Paul M. Bouthilet
Vice President and Chief Financial
Officer of Badger Paper Mills, Inc.

EXHIBIT INDEX

BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES
FORM 11-K

Exhibit No.	Description
(23)	Consent of Grant Thornton LLP